

February 3, 2023

Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 31, 2023**
> **File No. 333-268227**

Dear Mark A. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Q: Will NioCorp obtain new financing in connection with the Transactions?, page 11

1. Please disclose in this section the termination right under the Yorkville Convertible Debt Financing Agreement in the event that the First Debenture Closing does not occur on or prior to March 22, 2023, or tell us why you do not believe such information is material. We note your related disclosure on page 164.

You may contact Brain McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo, Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Thomas